

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 6, 2007

SIERRA HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Paul H. Palmer, senior vice president, chief financial officer and treasurer of Sierra Health Services, Inc. stepped down from his current positions effective April 6, 2007. Mr. Palmer will remain with the company until his retirement on May 4, 2007. Mr. Palmer's intention to retire was announced on August 16, 2006.

Mr. Palmer has been succeeded by Marc R. Briggs, the Company's vice president of finance and chief accounting officer. Mr. Briggs, 37, was named senior vice president, chief financial officer and treasurer, effective April 6, 2007. He joined Sierra in 2000 as assistant corporate controller, becoming corporate controller in 2005. He was appointed vice president of finance and chief accounting officer in 2006. Mr. Briggs is a Certified Public Accountant and earned his bachelor's degree in accounting from the University of Utah and an M.B.A. from the University of Nevada Las Vegas.

The Compensation Committee of the Board of Directors of the Company has approved an amended employment agreement with Mr. Briggs that expires on December 31, 2009. The amended agreement provides for a base annual salary of $250,000, contains provisions for payment of two years' salary and targeted bonus upon a termination of employment or other events following a change in control, and otherwise provides for payment of six months' severance and other normal separation compensation and benefits upon a termination of employment. Mr. Briggs is eligible for employee fringe benefit programs, bonus plans, and stock option plans as are made available to other employees of the Company at the same organizational level, and as approved by the Company's Board of Directors. The amended agreement has been filed as an exhibit to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits

Exhibits	Description
10.1	Employment Agreement, between Sierra Health Services, Inc., a Nevada corporation, and Marc R. Briggs, effective as of April 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: April 11, 2007

/S/ FRANK E. COLLINS
Frank E. Collins
Senior Executive Vice President,
Legal & Administration, and Secretary